Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 930 3353
London WC2N 6LA	www.smith-nephew.com
England

VIA EDGAR SUBMISSION AND FAX

Tara L Harkins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Fax no + (1 202) 551 3639

15 January 2007

Dear Ms Harkins

Smith & Nephew plc

Form 20-F for the fiscal year ended December 31, 2005

Filed March 10, 2006

File No 001-14978

We acknowledge receipt of your letter dated 8 January 2007 to Sir Christopher O’Donnell.

Since this is a particularly busy time for our finance department we would be grateful for a little extra time in responding. We will certainly be able to respond by 31st January 2007.

Yours sincerely

/s/ Clifford K Lomax
Group Financial Controller

Copied to:

Christine Armour, Smith & Nephew

Registered No. 324357 in England and Wales at the above address